Manulife Financial Corporation

Earnings to Fixed Charges Ratios

For John Hancock Life Insurance Company (U.S.A.) SignatureNotesSM Guaranteed by
Manulife Financial Corporation

As at December 31, 2011

This updated calculation of the earnings to fixed charges ratios is furnished as an exhibit to the audited comparative consolidated financial statements of Manulife Financial Corporation (“MFC”) for the year ended December 31, 2011, in accordance with the requirements of the United States Securities and Exchange Commission (“SEC”) relating to the Registration Statement (Form F-3 Nos. 333-161748 and 333-161748-01) filed with the SEC in conjunction with the SignatureNotesSM Program established by John Hancock Life Insurance Company (U.S.A) and guaranteed by Manulife Financial Corporation.

MFC’S EARNINGS TO FIXED CHARGES RATIOS

The following tables set forth the historical ratios of earnings to fixed charges of MFC for the periods specified. Effective January 1, 2011, MFC adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board as a replacement of prior Canadian generally accepted accounting principles (“Canadian GAAP”).  For the periods prior to January 1, 2011, the ratios were prepared in accordance with Canadian GAAP.  For the periods ending after January 1, 2011, the ratios were prepared in accordance with IFRS.  For comparative purposes, an earnings to fixed charges ratio was also prepared in accordance with IFRS for the 12-month period ending December 31, 2010.  Historical ratios for all periods presented are also prepared in accordance with generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”, as noted.

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before minority interest in consolidated subsidiaries, income or loss from equity investees and provision for income taxes, plus fixed charges and distributed income of equity investees, less preference security dividend requirements of consolidated subsidiaries, if any. “Fixed charges” consist of (a) interest expensed and capitalized (other than (i) dividends on liabilities for preferred shares accounted for as interest expense, (ii) interest expense on claims, (iii) interest expense on pension, and (iv) deficiency interest), which includes interest related to the TruPS, the MaCS, and the Manulife Financial Capital Trust II Notes – Series 1; (b) amortization of premiums, discounts and capitalized expenses related to indebtedness; (c) the portion of rental expense that management believes is representative of the interest component of lease expense; and (d) preference security dividend requirements of consolidated subsidiaries. For the U.S. GAAP ratios only, fixed charges also include interest credited to policyholders’ account balances.

MFC Earnings to Fixed Charges Ratios
(IFRS) 1 For the Twelve Months Ended December 31,
2011	2010	2009	2008	2007
1.2	─ 1.02	N/A	N/A	N/A

	(Canadian GAAP) For the Twelve Months Ended December 31,
	2010	2009	2008	2007
	─ 0.23	0.94	2.1	7.4

Interest credited to policyholders is not included in “fixed charges” under IFRS and Canadian GAAP.

(U.S. GAAP) For the Twelve Months Ended December 31,
2011	2010	2009	2008	2007
3.0	1.8	2.1	0.55	2.1

If interest credited to policyholders were excluded from, and the net effect of interest rate and currency swaps related to debt issued for capital and funding purposes were included in “fixed charges” (which MFC believes would reflect a traditional but less conservative methodology) and MFC’s historical ratios of earnings to fixed charges were recalculated on that basis in accordance with U.S. GAAP, they would be as follows:

(U.S. GAAP) For the Twelve Months Ended December 31,
2011	2010	2009	2008	2007
5.9	3.4	4.7	─ 0.35	5.9

1 MFC adopted IFRS as a replacement of prior Canadian GAAP as of January 1, 2010.  Accordingly, Earnings to Fixed Charges ratios prepared in accordance with IFRS for periods prior to 2010 have not been presented.

2 As prepared in accordance with IFRS, as a result of the net loss in 2010, the ratio coverage was less than 1:1. MFC would have needed additional earnings of Cdn$2,216 million to achieve a coverage of 1:1.

3 As prepared in accordance with Canadian GAAP, as a result of the net loss in 2010, the ratio coverage was less than 1:1. MFC would have needed additional earnings of Cdn$1,051 million to achieve a coverage of 1:1.

4 As a result of the net loss in 2009, the ratio coverage was less than 1:1. MFC would have needed additional earnings of Cdn$58 million to achieve a coverage of 1:1.

5 As a result of the net loss in 2008, the ratio coverage was less than 1:1. MFC would have needed additional earnings of Cdn$1,174 million to achieve a coverage of 1:1.